UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2026

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

Extraordinary Shareholders’ Meeting

Call Notice

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to attend the Extraordinary Shareholders’ Meeting (“Meeting”) to be held in person at 2:00 p.m. on July 31, 2026, at the Company’s headquarters, located at Avenida Engenheiro Luiz Carlos Berrini, 1,376, Cidade Monções, São Paulo, State of São Paulo, to resolve on the following items of the agenda:

(1) To ratify the appointment of PriceWaterhouseCoopers Auditores Independentes Ltda., enrolled with CNPJ under No. 61.562.112/0001-20 (“Appraiser”), as the appraisal firm responsible for the preparation of the appraisal report of the shareholders’ equity of Fibrasil Infraestrutura e Fibra Ótica S.A., a corporation, enrolled with CNPJ under No. 36.619.747/0001-70, with headquarters at Alameda Santos, No. 647, 14th floor, suite 141, Cerqueira César, ZIP Code 01419-901, in the City of São Paulo, State of São Paulo (“Appraisal Report” and “Fibrasil”, respectively), for the purposes of its merger into the Company;

(2) To examine and resolve on the Appraisal Report;

(3) To examine and resolve on the “Protocol and Justification of Merger of Fibrasil Infraestrutura e Fibra Ótica S.A. into Telefônica Brasil S.A.” entered into by the management of Fibrasil and the Company on June 16, 2026 (“Protocol and Justification”);

(4) To resolve on the merger of Fibrasil into the Company, pursuant to the terms of the Protocol and Justification, effective as of August 1, 2026 (“Merger”);

(5) To authorize the Company’s management to perform all acts necessary to implement the Merger; and

(6) To ratify the election of an independent member of the Company’s Board of Directors, resolved at the Board of Directors’ meeting held on April 27, 2026, pursuant to article 150 of Law No. 6,404/1976 (“Brazilian Corporation Law”).

Pursuant to Article 5, paragraph 4, of CVM Resolution No. 81, dated March 29, 2022, the Company clarifies that the Meeting will be held in person, as this is the practice adopted by the Company in its meetings, which have had a significant quorum of shareholder participation, without prejudice to the possibility of participation by means of remote voting ballot.

The remote voting ballot for the Meeting is available on the Company’s website (ri.telefonica.com.br/en/), the Brazilian Securities and Exchange Commission (CVM) website (www.gov.br/cvm/en), the B3 S.A. – Brasil, Bolsa, Balcão website (www.b3.com.br/en_us/), and the Ten Meetings platform (https://assembleia.ten.com.br/498760417).

General Instructions:

(i) According to Article 10 of the Company’s Bylaws, only shareholders whose shares are registered in their name in the records of the bookkeeping institution up to 72 (seventy-two) hours before the date set for the Meeting may participate and vote.

(ii) Shareholders wishing to participate in the Meeting in person or via remote voting ballot must present the following documentation, also observing the guidelines described in item (iii) below:

Individuals

a)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the shareholder.

Legal Entities

a)               Latest consolidated bylaws or articles of incorporation and corporate acts proving the legal representation powers of the legal entity shareholder; and

b)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the legal representative.

Investment Funds

a)               Updated fund regulations and, if any, the fund’s voting policy proving the representation powers of the fund’s administrator or manager;

b)               Latest consolidated bylaws or articles of incorporation of the administrator or manager, as applicable, and corporate acts proving the legal representation powers of the administrator or manager, as applicable; and

c)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the legal representative of the administrator or manager, as applicable.

Other Guidelines

Representation by Proxy

Pursuant to Article 126, §1, of the Brazilian Corporation Law, the shareholder may be represented, in person or by remote voting ballot, by a proxy duly appointed less than 1 (one) year before the date of the Meeting. In this case, in addition to the documents described above, the following documentation must be presented:

a)               Power of attorney with specific powers, signed (i) in handwriting, with notarized signature, or (ii) electronically, using ICP-Brasil certification; and

b)               Identity document and proof of registration with the Individual Taxpayer Registry (CPF) of the proxy.

Individual shareholders may only be represented at the Meeting by a proxy who is a shareholder or officer of the Company, a lawyer, or a financial institution. Legal entities and investment funds may be represented by duly appointed representatives in accordance with the provisions set forth in the shareholder’s bylaws or articles of incorporation or, in the case of investment funds, of the manager or administrator, as applicable.

Documents Issued Abroad in a Foreign Language

Documents issued abroad in a foreign language must be notarized and apostilled or legalized (as applicable), translated into Portuguese, and registered, together with their sworn translations, at the Registry of Deeds and Documents.

(iii) The shareholder may participate in the Meeting in person or via remote voting ballot, observing the following procedures:

•	In-person participation: If opting to participate in person, the shareholder must present the documentation described in item (ii) above and is responsible for the truthfulness and integrity of the documents presented.

To expedite and improve the efficiency of the Meeting, shareholders intending to participate in person may send, via the electronic address https://assembleia.ten.com.br/498760417, a copy of the documentation described in item (ii) above up to 72 (seventy-two) hours before the Meeting, i.e., by 2:00 p.m. on July 28, 2026.

For this purpose, the shareholder or their representative must access the Ten Meetings platform at https://assembleia.ten.com.br/498760417, register, and attach all necessary documents for participation in the Meeting accordingly to this Notice, being responsible for their truthfulness and integrity.

In case of incomplete documentation, the shareholder or their representative will receive an email informing the reason for rejection and must supplement it by accessing the same address indicated above.

If confirmation of accreditation is not received or if clarification is needed regarding access to the electronic platform or document upload, the shareholder or their representative should contact the Company at ir.br@telefonica.com.

•	Remote Voting Ballot: Shareholders who choose to participate in the Meeting via remote voting ballot may send it (1) through their custodian agent (if such service is provided), the central depository, or the Company’s bookkeeper, depending on whether their shares are deposited with the central depository or not; or (2) directly to the Company, following the instructions in this Notice and the remote voting ballot itself.

Sending the remote voting ballot to service providers must follow the procedures determined by each provider.

If opting to send the remote voting ballot directly to the Company, the shareholder or their representative must complete, sign, and submit the remote voting ballot exclusively through the “Ten Meetings” platform available at https://assembleia.ten.com.br/498760417, accompanied by the documentation indicated in item (ii) above, at least 4 (four) days before the date of the Meeting, i.e., by July 27, 2026 (inclusive), with each shareholder being responsible for the truthfulness and integrity of the documents presented. Remote voting ballots sent to the Company by postal mail or email will not be accepted.

(iv) All documents related to the Meeting’s agenda are available to shareholders at the Company’s headquarters and may also be consulted on the websites of the Brazilian Securities and Exchange Commission (CVM) (www.gov.br/cvm/en), B3 S.A. – Brasil, Bolsa, Balcão (www.b3.com.br/en_us/), and the Company (ri.telefonica.com.br/en/), in accordance with the provisions of the Brazilian Corporation Law.

São Paulo, June 16, 2026.

Eduardo Navarro de Carvalho

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	June 16, 2026	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director